Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Nine Months Ended September 30, 2011
(millions of dollars)
Earnings, as defined:
Net income	$1,256
Income taxes	273
Fixed charges included in the determination of net income, as below	817
Amortization of capitalized interest	16
Distributed income of equity method investees	67
Less: Equity in earnings of equity method investees	57
Total earnings, as defined	$2,372

Fixed charges, as defined:
Interest expense	$775
Rental interest factor	29
Allowance for borrowed funds used during construction	13
Fixed charges included in the determination of net income	817
Capitalized interest	77
Total fixed charges, as defined	$894

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	2.65
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.